FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of February 2004

                                3rd February 2004

                                  NDS GROUP PLC
                                  -------------
                              (Name of Registrant)

             One London Road, Staines, Middlesex, TW18 4EX, England
             ------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

              Form 20-F |X|                            Form 40-F | |


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                    Yes | |                        No |X|


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not Applicable
                                 --------------



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                                                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NDS Group plc

Date:    3rd February 2004
                                              By:    /s/ CRK Medlock
                                                     ------------------
                                                     CRK Medlock
                                                     Chief Financial Officer



                                       2


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                         Announcement From NDS

   LONDON--(BUSINESS WIRE)--Feb. 3, 2004--NDS today announced that the federal investigation into allegations made by certain of the Company's competitors has been closed. The U.S. Attorney in Los Angeles, California informed NDS today that it has completed its investigation of those allegations against the Company and has concluded that, based upon information and evidence gathered, the claims against the Company did not warrant further investigation or action.
   As previously announced, the U.S. Attorney's office in San Diego, CA, served NDS Americas, Inc, with subpoenas in October 2002. The subpoenas sought documents in connection with an investigation of claims that NDS had caused the publication of computer code to enable third parties to compromise certain satellite pay television broadcast systems. The investigation was transferred to the U.S. Attorney's Office in Los Angeles, CA. NDS cooperated with the investigation.

   About NDS

   NDS Group plc (NASDAQ/Euronext Brussels:NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See http://www.nds.com/ for more information about NDS.

   Cautionary Statement Concerning Forward-Looking Statements

   The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

    CONTACT: NDS Group plc
             Margot Field, 44 (0) 208 476 8158
             mfield@ndsuk.com
                 or
             Shared Value
             Alex Dee, +44 (0) 207 321 5010
             adee@sharedvalue.net
                  or
             Breakaway Communications US
             Kelly Fitzgerald, 212 590 2555
             kfitz@breakawaycom.com